Part III: **Manner of Operations**

Item 2:   **Eligibility for ATS Services**

> b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?
>
> **X** Yes   **D** No
>
> If yes, list and provide a summary of the conditions.
>
> Blue Ocean ATS has written standards for granting applicants full access and services of the ATS. ~~The ATS allows as Subscribers those applicants who satisfy certain eligibility requirements.~~ Specifically, Subscribers must meet the following requirements:
>
> 1. It is a U.S. Securities and Exchange Commission ("SEC") registered broker-dealer and a member in good standing of at least one self-regulatory organization.
>
> 2. All Subscribers must satisfy the same ~~Satisfy such~~ technical or systems requirements as may be prescribed by BOATS, including but not limited to connectivity certification, the ability to send orders and cancellations, and to receive trades, cancellations, rejects and trade breaks from the ATS.
>
> 3. Have clearing and settlement systems and/or arrangements in place to support participation on the ATS, which would include clearing or accepting clearing of securities through RQD* Clearing, LLC (NSCC # 4305), BOATS' clearing firm, and has in place relevant documentation to establish this clearing relationship.
>
> 4. All Subscribers must execute the uniform Blue Ocean ATS Subscriber Agreement.
>
> 5. Execute an appropriate "give-up" agreement to establish an "on behalf of" reporting relationship (e.g., an executed Uniform Trade Reporting Facility Service Bureau/Executing Broker Agreement or Nasdaq AGU/Attachment 2 Agreement).
>
> 6. It has completed that ATS's onboarding process (e.g., satisfied BOATS' KYC/AML review, passed OFAC checks, pass disciplinary review, executed all pertinent agreements). BOATS shall, after receiving a completed Subscriber Agreement ~~and any additional documentation requested, in its discretion,~~ approve or reject such application. ~~or approve such application subject to such conditions and/or restrictions as considers appropriate (e.g., potentially limiting the number of orders a Subscriber may send).~~ It processes all applications completes its review and approval/denial process within a timely manner of receipt of each completed Subscriber application. Each approval or denial must be authorized by the BOATS Managing Director/CCO. Trading Operations shall then promptly notify the applicant of the decision.
>
> BOATS creates and maintains records of all such decisions granting access or denying access~~, and granting limited or restricted access,~~ for each applicant, and

the reasons for so doing.

7. Comply with credit risk controls, as described in Part III, Item 7.

Item 3: Exclusion from ATS Services

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

X Yes   D No

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

A Subscriber can be excluded from the ATS if the Subscriber no longer satisfies the eligibility requirements for acceptance as a Subscriber.

Additionally, the operation of the ATS is continuously monitored by the ATS's trading operations team ("Trading Operations") to ensure the smooth and correct functioning of the system as well as adherence to the ATS's operating procedures and the applicable securities rules and regulations. Trading Operations can monitor order entry port status, order acknowledgement latency, and market data quality, in addition to detailed metrics on order entry rates, open and executed exposures, and executed volumes. Trading Operations monitors to determine whether Subscribers are sending orders in excess of 100 orders per second or single order with notional value greater than $5 million. Any orders entered in excess of these limits is rejected by the ATS and Subscribers/Sponsored Access Clients are reminded of the limits.

In addition to real-time monitoring, Trading Operations reviews any anomalies in the activities of the ATS using end-of-day reports. These reports include T+1 clearing breaks and same entity crosses. In the event one of the preceding occurs, Trading Operations may, among other actions, halt the activity of a Subscriber or set of Subscribers and/or an NMS Stock set of NMS Stocks in order to contain the impact of a problem while pursuing a resolution.

BOATS may also exclude a Subscriber from trading on the ATS if~~, in the sole discretion of BOATS,~~ the Subscriber breaches ~~may cause a breach of~~ the written standards ~~Subscriber Agreement~~ as outlined in Part III, Item 2(b). ~~or if such exclusion is necessary to comply with applicable law.~~ BOATS may also exclude a Subscriber's Sponsored Access Client(s) from trading on the ATS through the Subscriber if~~, in the sole discretion of BOATS,~~ the Sponsored Access Client(s) ~~may cause a breach of~~ breaches the Subscriber Agreement ~~or if such exclusion is necessary to comply with applicable law~~.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

~~BOATS charges Subscribers a negotiated per-executed-share-fee for shares executed on the NMS Stock ATS regardless whether the Subscriber or its Sponsored Access Client enters the orders underlying the transactions. That is, BOATS only charges Subscribers. This fee may be in the form of a rebate (for adding liquidity to the ATS i.e., posting orders to the ATS which are not immediately executed against trading interest already on the ATS) or a charge (for taking liquidity i.e., posting orders to the ATS which are immediately executed against trading interest already on the ATS).~~

BOATS charges Subscribers a per-executed-share-fee for shares executed on the NMS Stock ATS. Blue Ocean ATS charges fees based on the following schedule:

1) Early Adopters (Subscribers who were participants of the ATS as of its first operating session):
   i.   For adding liquidity, there is a rebate of $.0006
   ii.   For taking liquidity, the charge is $.0014

2) Standard Pricing:
   i.   For adding liquidity, there is a rebate of $.0006
   ii.   For taking liquidity, the charge is $.0020

3) For stocks below $1.00:
   i.   There is no rebate for adding liquidity
   ii.   The fee for taking liquidity is $.0030 of total dollar volume (i.e. 0.0030%, thirty basis points)

~~For stocks above $1.00, rebates (for adding liquidity) range from ($.0001) to ($.0027).~~

~~For stocks above $1.00, negotiated per-executed share fees range from ($.0027) for adding liquidity to $.0030 for taking liquidity. For stocks below $1.00, negotiated fees are (0.10%-0.50% i.e., 10-50 basis points of total dollar volume) to take liquidity. All Subscribers are charged appropriate pass through fees which are permitted under the rules promulgated by the SEC and FINRA.~~

BOT leverages Third-Party Distributors to deliver market data to recipients. BOT charges Subscribers and Sponsored Access Clients for market data. Depending on setup costs, recurring fees, and technology integration costs,

BOT incurs costs to fully integrate its direct market data feed into the Third-Party Distributors platform. BOT charges $12,500 for the Third-Party Distributors and charges $5,000 for receiving market data directly from BOT (i.e., Subscribers and Sponsored Access Clients (see Part II, Item 5 and Part III, Item 15).

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

N/A

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

N/A

~~Early adoption of BOATS, historical trading volume, and expected future trading volume are all factors in determining the negotiated per-executed share fees for Subscribers described in Item 19(a). For stocks above $1.00, rebates (for adding liquidity) range from ($.0001) to ($.0027). For stocks below $1.00, the rebate for adding liquidity is $0.00.~~